82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026459

REGISTRANT'S NAME Technovision Systems

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 11 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5069 FISCAL YEAR 5-30-01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2/8/02

FILE NO. 82-5069

BC FORM 51-901F

ANNUAL REPORT

AR/S 5-30-01

02 FEB -1 AM 8:43

Incorporated as part of : ____X__**Schedule A**
______**Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER: Technovision Systems, Inc. (TVS)

ISSUER ADDRESS: Unit 1 - 3180 – 262nd Street
Aldergrove, BC
V4W 2Z6

ISSUER TELEPHONE NUMBER: 604.856.6281 or 1.877.UNISERVE

CONTACT PERSON: Gordon Tremain

CONTACT'S POSITION: President and Director

CONTACT TELEPHONE NUMBER : 604.607.3286
FOR YEAR ENDED: May 31, 2001

DATE OF REPORT: October 17, 2001

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS ANNUAL REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS ANNUAL REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Gordon Tremain	"Gordon Tremain"	October 17, 2001
NAME OF DIRECTOR	SIGNATURE	October 17, 2001
Denise Page	"Denise Page"	October 17, 2001
NAME OF DIRECTOR	SIGNATURE	October 17, 2001

Consolidated Financial Statements of

TECHNOVISION SYSTEMS INC.

Years ended May 31, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Technovision Systems Inc. as at May 31, 2001 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The consolidated financial statements as at May 31, 2000 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 13, 2000.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

September 7, 2001

TECHNOVISION SYSTEMS INC.

Consolidated Balance Sheets

May 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 116,644	$ 243,527
Term deposits	500,000	1,150,000
Accounts receivable	765,156	269,958
Inventory	15,612	6,390
Prepaid expenses	52,040	3,957
	1,449,452	1,673,832
Capital assets (note 4)	3,604,807	2,676,849
Deferred charges	151,056	–
Intangible assets (note 5)	3,479,825	529,175
	$ 8,685,140	$ 4,879,856
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 6)	$ 528,944	$ 500,000
Promissory note payable (note 7)	508,288	–
Accounts payable and accrued liabilities	1,003,125	285,265
Deferred revenue	258,178	131,189
Income taxes payable	1,432	20,759
Current portion of obligations under capital leases (note 8)	387,114	–
Current portion of long-term debt (note 9)	831,555	5,679
	3,518,636	942,892
Obligations under capital leases (note 8)	182,234	–
Long-term debt (note 9)	1,251,613	531,457
Future income taxes (note 10)	–	167,045
	4,952,483	1,641,394
Shareholders' equity:		
Share capital (note 11)	3,825,111	2,362,146
Retained earnings (deficit)	(92,454)	876,316
	3,732,657	3,238,462
	$ 8,685,140	$ 4,879,856

Commitments and contingencies (note 12)
Subsequent events (note 16)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"Gordon Tremain" Director **"Denise Page"** Director

TECHNOVISION SYSTEMS INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

Years ended May 31, 2001 and 2000

	2001	2000
Revenue	$ 9,278,012	$ 6,443,393
Cost of sales	4,540,840	2,975,837
Gross margin	4,737,172	3,467,556
Expenses:		
Advertising and promotion	163,338	81,466
Amortization of intangible assets	988,199	43,826
Amortization of capital assets	411,584	278,117
Automobile	11,448	6,281
Bad debts	154,190	341,461
Bank and credit card charges	98,533	73,780
Commissions	42,829	58,819
Consulting fees	1,201,127	734,626
Insurance, taxes and subscriptions	11,879	17,373
Interest on long-term debt	207,117	44,423
Management wages	338,887	56,257
Office and other	90,813	61,145
Professional fees	345,084	92,541
Property and capital taxes	45,056	31,829
Rent	192,298	28,891
Repairs and maintenance	48,690	26,758
Stock exchange fees	42,095	12,380
Telephone	112,212	39,612
Travel	30,479	8,885
Utilities	16,432	11,783
Wages and benefits	648,136	376,043
	5,200,426	2,426,296
Income (loss) before undernoted and income taxes	(463,254)	1,041,260
Other income (note 13)	143,266	34,272
Unusual items (note 14)	(814,395)	–
Income (loss) before income taxes	(1,134,383)	1,075,532
Income taxes (recovery): (note 10)		
Current	1,432	447,209
Future	(167,045)	45,484
	(165,613)	492,693
Net earnings (loss)	(968,770)	582,839
Retained earnings, beginning of year	876,316	293,477
Retained earnings (deficit), end of year	$ (92,454)	$ 876,316
Net earnings (loss) per share	$ (0.06)	$ 0.05
Weighted average number of common shares outstanding	15,416,576	11,105,202

See accompanying notes to consolidated financial statements.

TECHNOVISION SYSTEMS INC.

Consolidated Statements of Cash Flows

Years ended May 31, 2001 and 2000

	2001	2000
Cash provided by (used in):		
Operating activities:		
Cash received from customers	$ 8,746,182	$ 6,278,725
Cash paid to suppliers and employees	(8,974,251)	(4,640,610)
Interest received	83,319	30,742
Interest paid	(207,117)	(44,423)
Income taxes paid	(20,759)	(850,292)
Contract settlement	(101,657)	–
Other	13,142	3,529
	(461,141)	777,671
Investing activities:		
Deferred financing and acquisition costs	(151,056)	–
Net cash paid on business acquisitions (note 3)	(1,147,271)	–
Purchase of capital assets	(453,815)	(890,932)
Purchase of intangible assets	(54,493)	–
Decrease (increase) in term deposits	650,000	(1,150,000)
	(1,156,635)	(2,040,932)
Financing activities:		
Increase in bank indebtedness	28,944	500,000
Proceeds from long-term debt	2,000,000	–
Principal repayments on long-term debt	(453,968)	(5,243)
Principal repayments on capital lease obligations	(226,228)	–
Advance repaid by related parties	–	7,917
Issue of common shares	142,145	36,000
	1,490,893	538,674
Decrease in cash and cash equivalents	(126,883)	(724,587)
Cash and cash equivalents, beginning of year	243,527	968,114
Cash and cash equivalents, end of year	$ 116,644	$ 243,527
Supplementary information:		
Non-cash financing and investing transactions:		
Common shares issued for business acquisitions	$ 1,320,820	$ –

See accompanying notes to consolidated financial statements.

1. Nature of operations:

Technovision Systems Inc. (the "Company") was incorporated on January 19, 1988 under the Company Act of British Columbia. Its principal business activity is the provision of Internet access and related services.

2. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries, Panther Computer Systems Inc. ("Panther"), iTCanada.com Inc. and 1340362 Ontario Ltd. All significant inter-company transactions and balances have been eliminated.

(b) Cash and cash equivalents:

Cash and cash equivalents represent cash on deposit and term deposits having terms to maturity of 90 days or less when acquired.

(c) Term deposits:

Term deposits have terms to maturity of greater than 90 days but less than one year when acquired.

(d) Inventory:

Inventory consists of used modems for resale and various computer and office supplies. Inventory is valued at the lower of cost and net realizable value.

(e) Capital assets:

Capital assets are recorded at the lower of cost less accumulated amortization, and net realizable value. Amortization is provided on a declining-balance basis at annual rates designed to amortize the assets over their estimated useful lives as follows:

Asset	Rate
Building	4%
Automobile	30%
Online equipment	15%
Office equipment	20%
Software	100%
Signs	20%

2. Significant accounting policies (continued):

(f) Deferred charges:

Deferred charges consist of financing fees that are amortized over the term of the related long-term debt, and business acquisition costs incurred with respect to potential targets for which negotiations were still ongoing as at year end. Business acquisition costs will be recorded as part of the purchase price if the transaction is completed successfully, or expensed if an acquisition does not proceed.

(g) Intangible assets:

The excess of the purchase price over the fair values of the net assets acquired has been allocated to identifiable intangible assets, including customer lists, trademark and goodwill. Intangible assets are being amortized on a straight-line basis over three years. On an ongoing basis, management reviews the valuation and amortization of intangible assets, taking into consideration any events and circumstances which might have impaired the fair value. Intangible assets are written down to fair value on an individual intangible asset basis when declines in value are considered to be other than temporary based upon a comparison of the asset's carrying values to the undiscounted amount of expected future cash flows derived from that asset.

(h) Income taxes:

In December 1997, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Section 3465 of the CICA Handbook, Income Taxes ("Section 3465"). Section 3465 requires a change from the deferred method of accounting for income taxes to the asset and liability method.

Under the asset and liability method of Section 3465, future income taxes and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when these temporary differences reverse. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

Pursuant to the deferral method, which was applied in 1999 and prior years, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferral method, deferred taxes were not adjusted for subsequent changes in tax rates.

The Company has adopted the new standard effective June 1, 2000 without restatement of prior year financial statements. However, the Company has determined that there is no effect on the prior years' results.

2. Significant accounting policies (continued):

(i) Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the amount of revenues and expenses recognized during the reporting period. To these financial statements, the most significant application of estimates is in the assessment of the underlying value of accounts receivable, intangible assets lists and the amortization rate of capital assets. Actual results could differ from those estimates and these differences could have a significant impact on the financial statements.

(j) Earnings per share:

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the years presented. The weighted average number includes the effect of common shares issued into escrow. Fully diluted earnings per share, calculated assuming that all the options and share purchase warrants were exercised at the beginning of year, have not been presented as the exercise of the options and share purchase warrants is not dilutive.

(k) Stock-based compensation plans:

The Company has stock-based compensation plans, which are described in note 11. No compensation expense is recognized for these plans when the stock or stock options are issued to employees. Any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital.

(l) Revenue recognition:

Revenues derived from monthly Internet access subscribers and Internet access set-up charges are recognized as services are provided. The Company bills its Internet access subscribers in advance for direct access to the Internet, but defers recognition of these revenues until the service is provided. Revenue from the sale of retail products is recognized upon product delivery.

(m) Credit risk:

The Company's accounts receivable potentially subjects the Company to credit risk, as collateral is generally not required. The Company's risk of loss is limited due to advance billings to customers for services and the use of pre-approved charges to customer credit cards. The large number of customers comprising the customer base mitigates the concentration of credit risk.

2. Significant accounting policies (continued):

(n) Financial instruments:

The carrying amounts of cash and cash equivalents, term deposits, accounts receivable, accounts payable and accrued liabilities and promissory note payable approximate their fair values because of the short-term to maturity of these instruments. The carrying amount of bank indebtedness, long-term debt and obligations under capital leases approximate their fair values as the debt bears interest at a rate which approximates market rates.

(o) Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

3. Business acquisitions:

(a) Acquisition of iTCanada.com Inc.:

By agreement of October 2, 2000 (the "ITC Acquisition Agreement"), the Company acquired on December 11, 2000, directly, and indirectly by acquisition of all of the issued and outstanding shares of 1340362 Ontario Limited, all of the issued and outstanding shares of iTCanada.com Inc. ("ITC"). As consideration the Company issued 9,090,908 common shares at deemed price of $1.10 per share in the name of Montreal Trust Company of Canada pursuant to the terms of a Share Management Indenture of October 2, 2000. The sole asset of ITC was option agreements to acquire the shares of 28 internet companies.

The ITC Acquisition Agreement provides that if prior to December 31, 2001:

(*i*) completed acquisition agreements shall provide for equal to or greater than 75,000 subscribers but less than 100,000, then 1,818,181 shares shall be delivered to treasury for cancellation;

(*ii*) completed acquisition agreements shall provide for equal to or greater than 50,000 subscribers but less than 75,000, then an additional 1,818,181 shares shall be delivered to treasury for cancellation;

(*iii*) completed acquisition agreements shall provide for equal to or greater than 25,000 subscribers but less than 50,000, then an additional 2,727,273 shares shall be delivered to treasury for cancellation; and

(*iv*) completed acquisition agreements shall provide for less than 25,000, then all of the remaining shares shall be delivered to treasury for cancellation.

These shares are also subject to the Surplus Securities Tier 2 release provisions (over a period of six years for release from trust) pursuant to the provisions of Policy 5.4 Escrow and Vendor consideration of the Canadian Venture Exchange ("CDNX").

3. Business acquisitions (continued):

(a) Acquisition of iTCanada.com Inc. (continued):

As part of this agreement, the Company signed two year employment agreements with Bernard Borgmann as Executive Vice President of Acquisitions for $125,000 per annum and Ross Jepson as Chief Operating Officer for $175,000 per annum. The Company also agreed to appoint Diane Urquhart and Bernard Borgmann as additional directors.

The acquisition of iTCanada.com Inc. has been accounted for using the purchase method. Given the uncertainty surrounding the number of shares that will ultimately be issued, the purchase has been recorded at $1 and will be increased as the above contingencies are resolved. As at the audit report date, approximately 7,300 subscribers have been obtained through completed acquisition agreements.

On March 29, 2001, the Company agreed with Barbara J. Bryden, William M Bryden, Bernard J. Borgmann and David Dolson, former shareholders of iTCanada.com Inc., to pay $609,943 pursuant to a promissory note (see note 7) in agreement to the following:

(*i*) non-competition and confidentiality agreement;

(*ii*) Bernard Borgmann to release the Company from the employment contract signed by him and to resign as a director; and

(*iii*) return to treasury 5,258,128 of the shares in the iTCanada.com Inc. agreement.

The payment of $609,943 has been expensed during the year as a cost of settlement (see note 14).

The following is a summary of assets acquired and liabilities assumed by the Company:

Cash	$	30,832
Accounts receivable		12,606
Goodwill		95,694
		139,132
Liabilities assumed:		
Accounts payable and accrued liabilities		(139,131)
	$	1

Subsequent to the acquisition of iTCanada.com Inc., the Company did not exercise many of the option agreements to acquire the shares of other internet companies and does not expect to do so prior to December 31, 2001. As a result, the Company felt that the goodwill assigned to the acquisition of iTCanada.com had experienced a permanent decline in its fair value and was therefore written off during the year.

3. Business acquisitions (continued):

(b) Acquisition of MotionLink:

On January 3, 2001, the Company acquired net operating assets of the following internet service providers: MotionLink Communications Group Inc., 568057 BC Ltd., Imaginet Internet Ltd., 604683 BC Ltd., 610154 BC Ltd., 752567 Alberta Ltd., 853050 Alberta Ltd. and 1273880 Ontario Ltd. (collectively "MotionLink") for total consideration of $2,833,687 comprised of cash of $852,458 and 1,651,024 common shares issued into escrow at a market price of $0.80 per share, or $1,320,819.

On March 20, 2001, ten percent, or 165,102 common shares, of the 1,651,024 common shares issued on acquisition were released from escrow.

The following is a summary of assets acquired and liabilities assumed by the Company:

Accounts receivable	$ 113,651
Customer list	2,223,322
	2,336,973
Liabilities assumed:	
Deferred revenue	(77,479)
Accounts payable and accrued liabilities	(86,217)
	$ 2,173,277

(c) Acquisition of PW Internet Gateway Information Systems Corp.:

On January 30, 2001, the Company acquired net operating assets of an internet services provider based in Vancouver, British Columbia in exchange for the assumption of certain liabilities.

The following is a summary of assets acquired and liabilities assumed by the Company:

Accounts receivable	$ 86,027
Computer equipment	659,672
Online equipment	153,528
Software	16,050
Customer list	1,343,802
Trademark	80,000
	2,339,079
Liabilities assumed:	
Deferred revenue	(92,650)
Accounts payable and accrued liabilities	(1,450,853)
Obligations under capital lease	(795,576)
	$ –

As at May 31, 2001, an arbitration process had commenced to determine if this acquisition was subject to the terms of the ITC Acquisition Agreement referred to in note 3(a).

3. Business acquisitions (continued):

(d) Acquisition of Western Internet Portal Services Inc.:

On March 30, 2001, the Company acquired net operating assets of an internet service provider based in Vancouver, British Columbia for cash consideration of $325,645.

The following is a summary of all assets acquired by the Company:

Accounts receivable	$ 23,754
Computer equipment	139,100
Online equipment	5,350
Software	5,350
Customer list	237,232
	410,786
Liabilities assumed:	
Deferred revenue	(75,341)
Accounts payable and accrued liabilities	(9,800)
	$ 325,645

4. Capital assets:

2001	Cost	Accumulated amortization	Net book value
Land	$ 639,104	$ –	$ 639,104
Building	479,063	83,808	395,255
Automobile	25,578	18,121	7,457
Online equipment	3,256,686	953,224	2,303,462
Office equipment	321,571	110,493	211,078
Software	253,516	211,370	42,147
Signs	15,155	8,851	6,304
	$ 4,990,673	$ 1,385,867	$ 3,604,807

2000	Cost	Accumulated amortization	Net book value
Land	$ 639,104	$ –	$ 639,104
Building	479,063	64,427	414,636
Automobile	25,578	14,925	10,653
Online equipment	2,188,228	641,007	1,547,221
Office equipment	134,780	81,089	53,691
Software	169,223	165,559	3,664
Signs	15,155	7,275	7,880
	$ 3,651,131	$ 974,282	$ 2,676,849

5. Intangible assets:

2001	Cost	Accumulated amortization	Net book value
Trademark	$ 80,000	$ 13,333	$ 66,667
Customer lists	4,446,274	1,033,116	3,413,158
	$ 4,526,274	$ 1,046,449	$ 3,479,825

2000	Cost	Accumulated amortization	Net book value
Customer lists	$ 587,425	$ 58,250	$ 529,175
	$ 587,425	$ 58,250	$ 529,175

6. Bank indebtedness:

The bank indebtedness consists of a $550,000 line of credit at the Aldergrove Credit Union which is secured by a term deposit of $500,000. Interest on the outstanding balance is charged at the bank's prime lending rate plus 2%.

7. Promissory note payable:

Promissory note is repayable in monthly installments of $50,000. The note bears interest at a rate of 15% per annum which will be forgiven if all monthly payments are made on time. The note is secured by a Release Agreement, which will become void if the Company is in default of payments.

8. Obligations under capital leases:

The Company leases online and office equipment under capital leases expiring at various dates to 2004. As at May 31, 2001, future minimum lease payments under these leases are as follows:

2002	$ 445,904
2003	180,165
2004	15,911
Total minimum lease payments	641,979
Amount representing interest (at rates ranging from 9.45% to 25.50%)	72,631
Present value of net minimum capital lease payments	569,348
Current portion of obligations under capital leases	387,114
	$ 182,234

8. Obligations under capital leases (continued):

Interest of $58,378 (2000 – nil) relating to capital lease obligations has been included in interest expense.

9. Long-term debt:

	2001	2000
Aldergrove Credit Union: Commercial mortgage payable in monthly instalments of $523 plus interest at prime plus 1% per annum and secured by land and building and assignment of rental income	$ 414,138	$ 537,136
Royal Bank of Canada: Loan payable in monthly instalments of $22,562 plus interest at the bank's prime lending rate plus 1% per annum. The loan is secured by a general security agreement covering all property, guarantee and postponement of claim by Panther, and a collateral first mortgage of $200,000 on land and building owned by Panther	262,781	–
Royal Bank of Canada: Loan payable in monthly instalments of $46,875 plus interest at the bank's prime lending rate plus 1.25% per annum. The loan is secured by a general security agreement covering all property, guarantee and postponement of claim by Panther, a collateral first mortgage of $200,000 on land and building owned by Panther and $500,000 collateral provided by the President and CEO of the Company	1,406,250	–
	2,083,169	537,136
Current portion of long-term debt	831,555	5,679
	$ 1,251,613	$ 531,457

Principal payments due in the next five years are as follows:

2002	$ 831,555
2003	568,776
2004	287,526
2005	6,276
2006	6,276
	$ 1,700,409

10. Income taxes:

Income tax expense (recovery) differs from the amount that would be computed by applying the combined Canadian Federal and provincial statutory income tax rates of 44.6% (2000 – 45.6%) to income before income taxes. The reasons for the differences are as follows:

	2001	2000
Computed tax expense (recovery)	$ (555,026)	$ 490,443
Increase (decrease) resulting from:		
Losses for which tax benefits have not been recognized	135,306	–
Write-down of capital assets not deductible for tax	48,747	–
Change in valuation allowance	93,514	–
Reduction in future income tax recovery due to purchase price adjustments	111,846	–
Other	–	2,250
	$ (165,613)	$ 492,693

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at May 31, 2001 and 2000 are presented below:

	2001	2000
Future tax assets:		
Benefit of loss carryforwards for tax purposes	$ 213,651	$ –
Difference between book value and tax value of intangible assets	150,159	–
	363,810	–
Valuation allowance	93,514	–
	270,297	–
Future tax liabilities:		
Differences between book value and tax value of capital assets	(234,459)	(92,415)
Differences between book value and tax value of intangible assets	–	(74,630)
Deferred charges deductible for tax	(35,838)	–
	(270,297)	(167,045)
Net future asset (liability)	$ –	$ (167,045)

As at May 31, 2001, the Company has non-capital loss carryforwards in Canada aggregating approximately $540,000 available to reduce taxable income otherwise calculated in future years. These losses will expire at the end of 2008.

As indicated above, the tax benefits arising from these loss carryforwards, the application of which may be restricted, has not been recognized in these financial statements as management does not consider it more likely than not that such assets will be realized in the carryforward period.

11. Share capital:

(a) Authorized:

100,000,000 common shares without par value

(b) Issued and outstanding:

	Number of shares	Amount
Balance, May 31, 1999	11,005,188	$ 2,326,146
Issued on exercise of share options	200,000	36,000
Balance, May 31, 2000	11,205,188	2,362,146
Issued on exercise of share options	20,000	16,000
Issued on exercise of share purchase warrants	144,994	126,145
Issued on acquisition of businesses	10,741,932	1,320,820
Cancellation of escrowed shares issued on a business combination (see note 3(a))	(5,258,128)	–
Balance, May 31, 2001	16,853,986	$ 3,825,111

As at May 31, 2001, 6,104,606 (2000 – 2,046,021) common shares of the Company are held subject to escrow agreements under which the shares may not be transferred, assigned or otherwise dealt with without the consent of regulatory authorities. During the year ended May 31, 2001, 5,258,128 common shares (2000 – nil) subject to the escrow agreement were returned to the treasury of the Company and cancelled and 1,425,219 common shares (2000 – 1,302,879) were released.

(c) Share purchase options:

The Company presently does not have a formal plan for the granting of stock options. Pursuant to the policies of the Canadian Venture Exchange ("CDNX"), the Company may grant incentive stock options to its officers, directors and employees. CDNX policies permit the Company's directors to grant incentive stock options for the purchase of shares of the company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual. The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the average closing price of the Company's shares on the ten trading days immediately preceding the day on which the option is granted and publicly announced. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Options vest at the time of granting and are exercisable at any time.

11. Share capital (continued):

(c) Share purchase options (continued):

The Company has 1,088,000 stock options outstanding as at May 31, 2001 (2000 – 1,112,000). Details of options granted are as follows:

	Number of shares	Weighted average exercise price
Balance, May 31, 1999	200,000	$ 0.18
Granted	1,112,000	0.80
Exercised	(200,000)	0.18
Cancelled/expired	–	–
Balance, May 31, 2000	1,112,000	0.80
Granted	38,000	0.82
Exercised	(20,000)	0.80
Cancelled/expired	(42,000)	0.86
Balance, May 31, 2001	1,088,000	$ 0.80

The Company has 1,088,000 director and employee stock options outstanding at May 31, 2001 exercisable at $0.80 per share with an expiry date of January 10, 2005.

(d) Share purchase warrants:

The Company had 1,068,000 share purchase warrants outstanding as at May 31, 2000 with an expiry date of April 21, 2001. Each share purchase warrant plus $0.87 entitled the holder to purchase one common share of the Company. During the year ended May 31, 2001, 144,994 share purchase warrants were exercised and 923,006 share purchase warrants expired.

12. Commitments and contingencies:

(a) The Company has obligations under long-term contracts with suppliers of communications services relating to the internet service business for various periods up to the year 2006. The contracts have minimum monthly base charges and pre-determined penalties if terminated early. Future minimum lease payments under these contracts as at May 31, 2001 are as follows:

2002	$ 9,650,470
2003	12,585,244
2004	14,500,208
2005	16,305,328
2006 and thereafter	6,987,500
	$ 60,028,750

12. Commitments and contingencies (continued):

(b) The Company is committed to operating leases on its premises for rent and on certain equipment. Future minimum lease payments under these operating leases are as follows:

2002	$	219,406
2003		220,296
2004		220,296
2005 and thereafter		18,358
	$	678,356

(c) The Company has been named defendant in legal actions claiming that 2,923,686 shares held in escrow not be subject to cancellation provisions contained in the ITC Acquisition Agreement (note 3(a)) and that the Company and its directors be directed to purchase these shares for $1.10 per share. Management is defending the claim and is of the opinion that there is a strong defense against the claim. Accordingly, no provision has been reflected in the accounts of the Company for this matter.

13. Other income:

	2001	2000
Interest	$ 83,319	$ 30,742
Other	59,947	3,530
	$ 143,266	$ 34,272

14. Unusual items:

	2001	2000
Write-down of capital assets	$ 109,298	$ –
Write-down of goodwill (note 3(a))	95,694	–
Settlement of contracts (note 3(a))	609,943	–
	$ 814,395	$ –

15. Related party transactions:

During the year, the Company had the following related party transactions:

(a) The Company paid consulting and professional fees in the amount of $1,196,822 (2000 – $734,626) to companies owned by directors of the Company. These fees represent compensation for services provided by eight people to the Company.

(b) During the year, the Company paid $99,328 for interest, hardware and software purchases to a company owned by one of the directors. As at May 31, 2001, accounts payable and accrued liabilities includes $42,278 (2000 – nil) owing to this company.

16. Subsequent events:

(a) Subsequent to year end, the Company agreed with Ross Jepson, former shareholder of iTCanada.com Inc., to pay $100,000 in agreement to the following:

(*i*) non-competition and confidentiality agreement;

(*ii*) Ross Jepson to release the Company from the employment contract signed by him; and

(*iii*) return to treasury 909,092 of the shares in the iTCanada.com Inc. agreement.

(b) Subsequent to year end, 80,000 shares were returned to treasury in settlement of accounts receivable owing to the Company at year end.

BC FORM 51-901F

ANNUAL REPORT

Incorporated as part of : _______Schedule A
___X__Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER: Technovision Systems, Inc. (TVS)

ISSUER ADDRESS: Unit 1 - 3180 – 262nd Street
Aldergrove, BC
V4W 2Z6

ISSUER TELEPHONE NUMBER: 604.856.6281 or 1.877.UNISERVE

CONTACT PERSON: Gordon Tremain

CONTACT'S POSITION: President and Director

CONTACT TELEPHONE NUMBER : 604.607.3286
FOR YEAR ENDED: May 31, 2001

DATE OF REPORT: October 17, 2001

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS ANNUAL REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS ANNUAL REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Gordon Tremain	"Gordon Tremain"	October 17, 2001
NAME OF DIRECTOR	SIGNATURE	October 17, 2001
Denise Page	"Denise Page"	October 17, 2001
NAME OF DIRECTOR	SIGNATURE	October 17, 2001

SCHEDULE B

TECHNOVISION SYSTEMS INC.

1. SCHEDULE OF EXPLORATION AND DEVELOPMENT AND GENERAL AND ADMINISTRATIVE EXPENDITURES DURING THE TWELVE MONTHS ENDED MAY 31, 2001

   See financial information Schedule A: Statement of Income and Deficit.

2. SECURITIES ISSUED DURING THE TWELVE MONTHS ENDED MAY 31, 2001

   See Notes to consolidated financial statements: Schedule A.

3. AUTHORIZED AND ISSUED SHARE CAPITAL AS OF MAY 31, 2001

   See Notes to consolidated financial information: Schedule A.

4. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS OF MAY 31, 2001.

   See Notes to consolidated financial information: Schedule A.

5. AGGREGATE AMOUNT OF EXPENDITURES MADE TO PARTIES NOT AT ARMS LENGTH FROM THE ISSUER DURING THE TWELVE MONTH PERIOD.

   $ 1,581,308

2. OFFICERS AND DIRECTORS AS OF May 31, 2001:

   Gordon Tremain, President, CEO, Director
   Denise Page, Executive Vice-President, Secretary, Director
   Rajesh Raniga CGA, Chief Financial Officer, Director
   Ross Jepson, Chief Operating Officer
   Stephen K. Winters, Legal Counsel, Director
   Tom Samplonius, Vice-President Network Operations
   Owen Barker, Vice-President Finance and Administration
   Diane Urquhart, Director
   Larry Lees, Director

SCHEDULE C - MANAGEMENT DISCUSSION

June 1, 2000, to May 31, 2001

Nature of Business
Technovision Systems, Inc. ("the company") is a provider of Internet and Web Services, including full networking capabilities, through its Registered Trademark, UNIServe Online. The company's products cover a wide range of Internet access services. The most common is e-mail, which allows a user to send or receive text messages to or from anyone with an Internet address. The World Wide Web allows access to a network of servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of text, graphics, video and sound. File Transfer Protocol allows a user to move and transfer files to a remote computer system connected to the Internet or transfer files from that system. Newsreader allows users to read and write messages in news groups on specific topics. Internet Relay Chat allows groups live conference discussions by subject. The company also offers commercial web services including web hosting, web development, domain name registration and scripting. Individual customers have a choice of a variety of packages of services as follows: -

a) the **Lite Package** priced at $8.95 per month provides an E-mail address and up to 10 hours of access time plus additional services,
b) the **Value Package** priced at $18.95 per month provides an E-mail address and up to 90 hours of access time plus additional services,
c) the **Standard Package** priced at $24.95 per month provides an E-mail address and up to 120 hours of access time plus additional services,
d) Web related **Single Site Package** priced at $29.95 per month (after a one-time $50 set-up fee) for 30 MB of space (for www.yourcompany.com) plus 5 e-mailboxes and 1 year domain transfer/registration,
e) Web related **Multi-Site/Reseller Package** priced at $64.95 per month (after a one-time $100 set-up fee) for 100 MB of space, 10 e-mail boxes and 1-year domain transfer/registration.
f) **DSL** services priced as low as 43.95 per month plus the cost to lease or purchase a modem.

At the date of our last annual filing for fiscal 2000, the company had a total of 30,218 paying subscribers. That number has grown to approximately 58,650 customers as of the date of this report.

The number of subscriber telephone lines has also continued to grow from 3,150 as of May 31, 2000, to just over 5,900 as of the date of this report.

The company has continued its strategy of expanding its on-line operations to include a larger geographical area of BC and has recently expanded its sphere of operations to include parts of Alberta and Ontario. As of the date of this report, the company, through UNIServe Online, is providing services to the following cities: -

BRITISH COLUMBIA

Abbotsford	Chilliwack	D'Arcy	Hope
Castlegar	Courtenay	Duncan	Grand Forks
Chetwynd	Cranbrook	Dawson Creek	Fort St. John
Kamloops	Kelowna	Kitimat	Lillooet
MacKenzie	Merritt	Nanaimo	Nelson

Parksville	Penticton	Prince George	Prince Rupert
Port Alberni	Trail	Vanderhoof	Vernon
Quesnel	Smithers	Terrace	100 Mile House
Squamish	Vancouver	Whistler	Campbell River
Victoria	Williams Lake	Sechelt	Creston
Ganges			

ALBERTA

Edmonton	Calgary

ONTARIO

London	Barrie	Toronto

In total, there are approximately 220 communities in BC where UNIServe currently provides a complete range of Internet access products.

Investor Relations Activities

The company has continued to maintain and develop its Internet Web Site at http://www.tvs.net where a complete information package is available for download. The company issues news releases via a news wire service and through its Web Site, and sends investor information to persons on the company's database. It also maintains contact with brokers, analysts and interested shareholders.

A full-time employee of the company now handles the investor relations function in addition to other duties. The individual has many years experience related to public companies, business management, stock markets, and securities regulation.

Significant Risk Factors and Uncertainties

The Company is subject to a number of risks due to the nature of its business and the present state of development of business. The following factors should be considered:

1. **Key Management** - Key management functions are concentrated with a single individual, namely, Mr. Gordon Tremain. The Company has $150,000 in key man term insurance on Mr. Tremain, but this may not be adequate insurance coverage in view of the important role, which Mr. Tremain has played in the development of the Company's operations to date. The loss or diversion of his services could significantly impair future operations.

2. **Competition - Pricing** - There are now several large national providers offering services in British Columbia. Should competition based on price increase, the Company might find that the history of shakeouts evident in the equipment side of the computing industry might be repeated on the service side. There is no guarantee from the present perspective that the Company would be one of the survivors of this competitive phase.

3. **Competition -Technical Issues** - The Company provides Internet access over telephone lines. Other companies offer Internet service over cable lines and still others by wireless delivery. These systems have technical advantages such as

higher speeds than the service provided by the Company and continuous access. While the price of these services is considerably higher than prices charged by the Company, if the price of these services should be reduced to similar levels to that of the Company, it would be very difficult or impossible for the Company to compete.

4. **Competition - Barriers to Entry** - The barriers to entry in the online field are not prohibitive for companies with any substantial access to financing. The Company has developed most of the software utilities and modules that enable the operation of its on-line system. This work has taken several years. In the meantime, software vendors have developed Internet service provider management systems at economical prices which permit potential competitors to perform largely similar on-line management functions to the Company's software.

5. **Competition - High-Speed Services -** Potential subscribers are looking more and more frequently at some sort of high-speed delivery system for their Internet services. The Company is aggressively offering ADSL high speed Internet access but the profit margins are slimmer than with the Company's dial-up access service. Therefore as high speed becomes more and more commonplace profits could drop.

6. **No Proprietary Protection** - The Company does not enjoy the benefits of proprietary protection in relation to the online technology. Other companies possessing adequate capital resources could conceivably duplicate the Company's progress to date.

7. **Ability to Generate Sufficient Operating Revenues** - The continued operations of the Company's on line service, particularly in the event of strong price competition from large well financed services or from technically superior services may become dependent upon its ability to generate sufficient operating revenues or to obtain additional financing. There can be no assurances given that such revenues can be generated, nor that additional financing can be obtained. If the Company is unable to generate such revenues or obtain additional financing, any investment in the securities of the Company may be lost.

8. **Ability to Recruit Qualified Personnel** - Although the Company's management has experience in the industry within which the Company proposes to operate, the Company's long term success may be dependent upon its ability to recruit other qualified personnel.

9. **Marketing Dynamics-** The current success in marketing subscriptions by the Company may reflect the portion of the potential user base easily convinced of the merits of the service, combined with the limited number of users disenchanted with alternative services. There is no reliable prediction as to whether this base will continue to expand.

10. **Regulatory Environment** - Although there are currently few issues of regulation facing the on-line services industry in Canada, or in the United States, regulatory authorities generally follow where revenue growth is evident. There can be no guarantee that an unregulated information market place will persist into the future.

11. **Third-Party Insolvency** – The Company obtains its Internet feed and telephone lines from third party providers. Should any of the suppliers used by the Company cease to supply this access to the Company for any reason, the Company might be forced to use suppliers which are more expensive, or if such third parties choose to

supply Company's competitors but not the Company, the Company might be put in an non-competitive position.

12. **Share Dilution** - As at September 15, 2001, there were options outstanding to purchase, in the aggregate, 1,088,000 common shares. Such options, if fully exercised, would constitute approximately 6.07 % of the Company's resulting share capital. The exercise of such options and the subsequent resale of such common shares in the public market could aversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

13. **British Columbia Incorporation** - The Company is incorporated under the laws of the Province of British Columbia, Canada and all of the Company's directors and officers are residents of Canada. It may be difficult for investors in the United States to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction in the matter, as determined by the Canadian court. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

14. **Absence of Dividends** - The Company has never paid dividends. There can be no assurance that the Company's directors will ever declare dividends, which action is completely within their discretion.

Management Changes to date of this report.

By Director's Resolution dated December 6, 2000, Rajesh Raniga CGA was appointed Chief Financial Officer of the company and a Director, Diane Urquhart was appointed a Director, and Ross Jepson was appointed Chief Operating Officer. On July 5, 2001, Owen Barker was laid off as VP Finance and Administration and his duties were assumed by the company's CFO. On June 29, 2001, Cliff Sweeney was appointed a Director, and on September 26, 2001, Ross Jepson resigned as Chief Operating Officer.

News Releases, Material Change Reports, and Significant Transactions from June 1, 2000, to the date of this report.

On July 7, 2000, the company announced the purchase of the assets of Sage Communications Ltd., located in Kamloops, BC, which included a customer base of approximately 700 dial-up subscribers.

On October 5, 2000, the company announced that it has agreed to participate in a Public / Private Partnership established by the Province of BC Ministry of Small Business, Tourism and Culture know as the "OneStop" business registration system. Although there is no cost for the company, up to 1,000 new business subscriber sign-ups per month are to be generated by participation in the partnership.

On October 16, 2000, the company announced that a definitive purchase agreement has been executed between TVS and the principals of iTCANADA.com Inc. ("iTC"). Option agreements held by iTC to purchase up to 28 independent ISPs, representing approximately 175,000 subscribers across Canada, can now be dealt with by TVS directly. The consideration for the purchase of iTC consists of a total of 9,090,918 shares of Technovision that will be issued subject to regulatory approval and the terms of a Share Management Indenture between the company, the Montreal Trust Company ("the manager"), and iTC shareholders. The shares will be delivered to the manager to be administered in accordance with the terms of the indenture which include, but are not limited to, the following: -

(a) If, prior to December 31, 2001:

(i) acquisition agreements for equal to or greater than 75,000 subscribers but less than 100,000 subscribers have not been completed, then 1,818,181shares shall be cancelled;
(ii) acquisition agreements for equal to or greater than 50,000 subscribers but less than 75,000 subscribers have not been completed, then an additional 1,818,181 shares shall be cancelled;
(iii) acquisition agreements for equal to or greater than 25,000 subscribers but less than 50,000 subscribers have not been completed, then an additional 2,727,273 shares shall be cancelled;
(iv) acquisition agreements for less than 25,000 subscribers have been completed, then all of the shares shall be cancelled. All shares still in possession of the manager on December 31, 2001, will be returned to the company treasury for cancellation.

(b) The manager will vote all shares in its possession during the term of the indenture in favour of electing a slate of Directors consisting of Gordon Tremain, Stephen Winters, Denise Page, Larry Lees, Bernard Borgmann, and Dianne Urquhart
(c) in all other matters the manager will vote the shares held as directed in a certificate executed by the President and Chief Financial Officer of the company.
(d) The shares will be also subject to the Surplus Securities Tier 2 release provisions (over a period of six years from release from trust) pursuant to the provisions of Policy 5.4 Escrow and Vendor Consideration of the CDNX. The shares are held in trust until they are disposed of for the beneficial owners through selling trust provisions in the Share Management Indenture. These provisions provide, amongst other things, that the sale of shares from the trust in aggregate may not exceed a number per month in excess of three percent of the Issuer's float.

On October 17, 2000, the company announced that a final agreement has been reached with the Royal Bank of Canada covering a $10 million non-revolving term loan. The terms of the loan call for interest only payments until November 1, 2001, and a two-year amortization thereafter with the funds being due November 1, 2003. This facility will be used to finance part of the costs relating to the acquisition of target ISPs across Canada that are part of the previously announced acquisition of iTCANADA.com Inc. Shares of

TVS will cover the balance of the acquisition costs. To date $1,500,000 has been drawn down by the company in addition to its term loan with the Bank in the amount of $500,000.

On November 2, 2000, in a joint press release with TELUS, the company announced that agreement had been reached whereby TELUS will provide a national Internet dial-up network to the company over the next 5 years. The contract has a value of approximately $100 million and allows the company to lock in favourable rates on a long-term basis.

On January 3, 2001, the company announced that it had executed and closed definitive agreements to purchase the operating assets of eight different ISPs having a total of approximately 5,300 subscribers located in BC, Alberta, and Ontario, and collectively known as the Motionlink/Imaginet Group. The purchase price was settled by paying cash and issuing shares at a deemed value of $1.20 each.

On January 30, 2001, the company announced the closing of the purchase of the operating assets of P.W. Internet Gateway Information Systems Corp. of Vancouver. Gateway had approximately 14,000 dial-up subscribers plus 1,000 high-speed DSL customers. The purchase price was settled by assuming the majority of Gateway's business debt, including equipment and furniture leases, totaling roughly $2,560,000 which are reflected as current liabilities in the company's financial statements.

On March 13, 2001, the company announced the purchase of the assets of Western Internet Portal, Vancouver, including the customer base of approximately 1,600 subscribers. The transaction was subsequently closed on March 30, 2001, with the consideration being paid from cash on hand.

On April 4, 2001, the company announced that it had obtained a release of rights to 5,258,128 of its shares out of a total of 9,090,908 shares pursuant to the agreement by which it acquired iTCanada.com Inc. ("iTC"). These shares were held by Montreal Trust under a trust agreement and 6 year escrow restrictions. The number of shares to be ultimately released to the vendors of iTC was related to how many new Internet access subscribers were delivered from target ISPs with which iTC had option agreements as set out below: -

Number of New Subscribers Released	Original Agreement Shares Released	New Agreement Shares
25,000	2,727,273	1,586,133
50,000	total of 5,454,546	total of 2,548,982
75,000	total of 7,272,727	total of 3,190,881
100,000	total of 9,090,908	total of 3,832,780

The new agreement also removes 5 of the original 7 vendors from the ITC transaction.

The company also obtained a release from an employment agreement with Bernard Borgmann for two years at $125,000 a year and Mr. Borgmann has resigned as a director, officer and employee. The releases were obtained for $610,000 payable in 12 equal monthly installments, to be paid from cash on hand. On April 19, 2001, the company announced that the agreement had closed and that 5,258,128 shares had been returned to the treasury for cancellation resulting in an approximately 24 percent reduction in possible shareholder dilution.

On August 17, 2001, the company announced that the international accounting firm of KPMG has been engaged as the company's auditor upon the resignation of the existing audit firm of Delves Freer Anderson Raniga. With the company expanding nationally, it was felt by Management that the time had come to appoint an auditing firm who could cover all areas of the country. Also, announced was the fact that an additional outside Director, Cliff Sweeney, had been appointed to the Board. Mr. Sweeney is a professional business consultant and prior to 1994 he was a senior executive in the investment banking division of a major Canadian Chartered Bank.

On October 5, 2001, the company announced that pursuant to a settlement agreement dated September 26, 2001, the company's Chief Operating Officer, Ross Jepson, had surrendered his employment contract, agreed to a one-year non-competition clause, and tendered his immediate resignation. Additionally, the company has recaptured 909,092 of its shares that were issued under a Share Exchange Agreement and Share Management Indenture dated October 2, 2000, that was part of the consideration for the purchase of iTCANADA.com Inc. The shares were returned to the company treasury for cancellation. A payment of $100,000 cash will be made to Mr. Jepson in monthly installments of $15,000 which approximates his former salary.

Summary and Analysis of Financial Operations

Revenue for the 12 months under review has increased from $6,443,393 to $9,278,012 an increase of 44% over the last fiscal year. Income from operations, or gross margin, has increased from $3,467,556 to $4,737,172 an increase of 36% for the fiscal year 2001. The percentage increase in gross margin was lower than the percentage increase in total revenue due to the need to carry a staff complement surplus to requirements. The redundant personnel came from a number of acquisitions that closed early in the new year. These people were subsequently let go as the integration of acquired assets was completed.

The company experienced a net loss for the year totaling $968,770 after recovery of some income tax due to the application of tax loss carry-forwards. In the previous fiscal year the company generated a profit after tax of $582,839. The loss was created in part by a massive increase in the amortization of both intangible and capital assets because of the acquisitions mentioned earlier. Total amortization expense grew from $321,943 in fiscal 2000 to $1,399,783 in fiscal 2001, an increase of $1,077,840. The company also had large increases in the expense categories of consulting fees ($466,501 increase), management wages ($282,630 increase), professional fees ($252,543 increase), and wages and benefits ($272,093) increase. All of this growth in expenses can be attributed to the company approximately doubling in size over the past ten months which creates an expense bulge in the short term. Because of the overall loss incurred during the fiscal year under review, the company experienced a loss of $0.06 per share as opposed to earnings of $0.05 per share in fiscal 2000.

The company had a working capital deficiency as at May 31, 2001, of $2,069,184 compared to a working capital surplus of $730,940 as at May 31, 2000. The deficiency was caused primarily by short-term debt taken on as part of the consideration paid for acquired assets. Given the current satisfactory level of cash flow and the continuing reduction in expenses, management is of the opinion that the working capital deficit is manageable.

The value of capital assets, both tangible and intangible, has increased significantly from $3,206,024 to $7,084,632, a gain of $3,878,608 over the 12 month period ending May 31, 2001. Management, along with the company's auditors, have agreed that the company's most valuable asset being its customer lists will be now be classed as an intangible asset. This gain in value of the company's assets can be measured against the lower increase in total debt of $3,311,089.

EBITDA decreased from $1,441,898 to $472,517 for the 12-month period

FILE No. 82-5069

02 FEB -1 AM 8:43

TECHNOVISION SYSTEMS INC.

Notice of Annual General Meeting

November 30, 2001

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the shareholders of Technovision Systems Inc. (the "Company"), will be held at UNIServe Online, Unit 1 - 3180 - 262nd Street, Aldergrove, British Columbia, V4W 2Z6 on the 30th day of November, 2001, at 7:00 in the evening Vancouver time, for the following purposes:

1. to receive the directors' Annual Report and the financial statements of the Company as at May 31, 2001, and the auditor's report thereon;

2. to elect directors for the ensuing year;

3. to consider and, if thought fit, to approve an ordinary resolution to grant to the directors and employees of the Company incentive stock options to purchase common shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, including any amendments thereto as agreed upon, at the discretion of the Board of Directors in accordance with the policies, terms and conditions of the Canadian Venture Exchange, and subject to the approval of the Canadian Venture Exchange, and to approve the exercise of any options granted to insiders;

4. to appoint KPMG LLP, Chartered Accountants, as auditor for the Company and to authorize the Directors to fix their remuneration.

5. to ratify, confirm and approve all acts, deeds and things done by the proceedings of the directors of the Company on its behalf since the last Annual General Meeting;

6. to transact such other business as may properly be brought before the Meeting and any and all adjournments thereof.

The accompanying Information Circular provides additional information relating the matters to be dealt with at the Meeting and is deemed to form part of the notice. A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his or her stead. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of Proxy accompanying this Notice.

DATED at Aldergrove, British Columbia, this 29th day of October, 2001.

BY ORDER OF THE BOARD

"Gordon Tremain"

Gordon Tremain, President

C:\WINDOWS\Desktop\Copy of TVSP2001.doc

TECHNOVISION SYSTEMS INC.
Unit 1- 3180 – 262nd Street
Aldergrove, British Columbia, V4W 2Z6

INFORMATION CIRCULAR AND PROXY STATEMENT

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation by the management of TECHNOVISION SYSTEMS INC. (the "Company") in connection with an Annual General Meeting (the "Meeting") of the shareholders to be held on November 30th, 2001. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents.

VOTING OF PROXIES

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT THE SHAREHOLDER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES, OR MAY SUBMIT ANOTHER PROXY.

THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED ON ANY POLL (SUBJECT TO ANY RESTRICTIONS THEY MAY CONTAIN) IN FAVOUR OF THE MATTERS DESCRIBED IN THIS PROXY.

REVOCABILITY OF PROXIES

The persons named in the enclosed form of proxy are directors of the Company. Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon any such deposits the proxy is revoked.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value of which 15,864,894 shares are issued and outstanding. Only holders of common shares are entitled to vote at the Meeting and holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on October 13, 2001 will be entitled to vote at the Meeting. To the knowledge of the directors of the Company, no persons own shares carrying more than 10% of the voting rights attached to shares of the Company other than as set out below.

Name and Address	Type of Ownership	Number and Class of Shares Owned	Percentage of Shares
Gordon Tremain Langley, BC	Direct	5,607,710 common shares.	35.35 percent

ELECTION OF DIRECTORS

The directors of the Company are elected at each Annual General Meeting and hold offices until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the proxy will be voted for the nominees herein listed, all of whom are presently members of the Board of Directors. The shareholders will be asked to pass an ordinary resolution to set the number of the directors at seven. Management of the Company proposes to nominate each of the following persons for the election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Residence and Position	Principal Occupation or Employment for Last Five Years	Date of Appointment as Director or Officer	Shares Owned
Gordon Tremain Langley, BC CEO, President and Director	CEO, President and Director	January 19, 1988	4,909,128 free 698,582 escrow
Larry Lees* Aldergrove, BC Director	Retired since August, 2000. Previously District Sales Representative, Western Canada, Krown Rust Control Inc.	February 4, 1994	100,000 free
Denise Page Langley, BC Executive VP, Director and Secretary	Executive VP, Director and Secretary	October 16, 1996	Nil
Stephen K. Winters North Vancouver, BC Director	Lawyer	March 2, 1998	432,672 free 87,322 escrow
Diane Urquhart Toronto, ON Director	Principal, Galaxy Capital Management Corporation since 1997. Previously a Research Director at Scotia Capital Markets.	December 6, 2000	**
Raj Raniga* Surrey, BC Director	Chief Financial Officer and Director since Dec., 2000. Previously a partner with Delves Freer Anderson & Raniga, Certified General Accountants.	December 6, 2000	Nil
Cliff Sweeney* North Vancouver, BC Director	Currently Chief Operating Officer Boughton Peterson Yang Anderson since July, 2001, and Principal, Marlatt Management Inc. since 1998. Previously President of Indexonly Technologies Inc, from 1999 to 2000 and Principal of CFS Trading Co. Ltd. from 1994 to 1998. Prior to 1994 was Director Corporate Finance and Manager Corporate Banking for a major Canadian Chartered Bank.	June 29, 2001	Nil

* Member of the Company's audit committee

** By agreement dated October 2, 2000 (the "ITC Acquisition Agreement"), the Company acquired the shares of iTCanada.com. Inc. ("ITC"). The following shows the number of these shares which would not be cancelled if the Company completed before December 31, 2001 acquisition agreements to acquire Target Companies or new target companies introduced by ITC principals and all of which would be attributable to Ms. Urquhart:

Number of New Subscribers	Shares Not to be Cancelled
25,000	1,419,475
50,000	total of 2,064,138
75,000	total of 2,493,913
100,000	total of 2,923,688

To date the Company has acquired approximately 5,000 subscribers from the Motionlink group of companies and approximately 2,000 subscribers from Western Internet Portal Services Inc which fall under the terms of the agreement. The subscribers of PW Internet Gateway Information Systems Inc., of which there are approximately 14,000 subscribers, are in the process of arbitration to ascertain whether or not they fall under the purview of the ITC Acquisition Agreement.

The ITC Acquisition Agreement provides that Ms. Urquhart's position on the board of directors shall terminate on the earlier of the Company receiving a takeover bid that the majority of the board of directors wishes to recommend; the acquisition of target, and new target, companies with an aggregate number of 50,000 subscribers are not completed within 12 months of the closing of Closing (as defined) under the agreement; or if her direct and indirect beneficial shareholdings fall below 100,000 shares.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

		Annual Compensation			**Long Term Compensation**			
					Awards		**Payouts**	
Name and Principal Position	**Fiscal Year Ended May 31,**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($)**	**Securities Under Options / SARs Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**Long Term Incentive Plan Payouts ($)**	**All Other Compen-sation ($)**
Gordon Tremain, President and Chief Executive Officer	2001	371,750 *	N/A	N/A	Nil	N/A	N/A	N/A
	2000	265,000			500,000 **			
	1999	151,247			Nil			
Denise Page, Executive Vice-President, Secretary and Director	2001	206,625 *	N/A	N/A	Nil	N/A	N/A	N/A
	2000	156,000			200,000 **			
	1999	101,240			Nil			
Ross Jepson, Chief Operating Officer	2001	110,096	N/A	N/A	N/A	N/A	N/A	N/A
	2000	N/A						
	1999	N/A						

* The Company paid management and consulting fees totaling $1,049,750 to 561097 B.C. Ltd., a company wholly owned by Gordon Tremain, during the last fiscal year which included the amounts to Gordon Tremain and Denise Page and the remainder for the services of four other personnel.

** On January 10, 2000, the company granted incentive stock options exercisable until January 10, 2005 at $0.80 per share. As no SARs have been granted, all references are to incentive stock options.

The Company has five executive officers being the President, Executive Vice-President, Chief Operating Officer, Chief Financial Officer, and Vice-President Network Operations. Particulars of compensation paid to the company's executive officers is set out in the above table for all individuals receiving total compensation in excess of $100,000 in any of the last three fiscal years. Also refer to the section of this Information Circular entitled "Management Contracts".

REMUNERATION OF MANAGEMENT AND OTHERS

- **Pension Benefits**
  The directors and senior officers of the Company do not participate in any pension or retirement plan.

- **Other Remuneration**
  No remuneration other than set forth above, either directly or indirectly, has been paid or is payable by the Company and its subsidiaries to the directors and senior officers of the Company during the last completed fiscal year of the Company, nor is any such remuneration proposed to be made in the future, save as disclosed under "Management Contracts" below and those funds paid to Directors to offset normal expenses incurred in carrying out their duties.

- **Particulars of Options to Purchase Shares and Stock Appreciation Rights (SARs)**
  The company does not currently maintain a formal plan under which stock options are granted. No new options or SARs were granted to any of the above named Executive Officers during the most recently completed financial year, save and except for an option on 30,000 shares granted to the Company's Chief Financial Officer. The option is exercisable until December 1, 2005, at a price of $0.80 per share. No stock options or SARs were exercised by the named Executive Officers during last fiscal year.

  A total of 20,000 options to purchase common shares at a price of $0.80 have been exercised during the Company's fiscal year ending May 31, 2001. Also, a total of 42,000 options at $0.86 have been cancelled and 38,000 new options at $0.80 have been put in place. A total of 1,088,000 options are currently outstanding. 1,058,000 options can be exercised at a price of $0.80 until January 10, 2005, and 30,000 options can be exercised at a price of $0.80 until December 1, 2005. Additionally, the company had a total of 1,068,000 share purchase warrants at $0.87 outstanding that expired on April 21, 2001. Of these 144,994 were exercised and the balance of 923,006 were allowed to expire.

  Shareholder approval will be sought to the granting to the directors and employees of the Company of incentive stock options to purchase common shares in the capital stock of the Company, including any amendments thereto, for such periods, in such amounts and at such prices per share as agreed upon and at the discretion of the Board of Directors, in accordance with the policies of the Canadian Venture Exchange and upon the terms and conditions subject to the approval of the regulatory authorities.

- **Particulars of Debt**
  None of the directors and senior officers of the Company, proposed nominees for the election, or associates of such persons is, or has been, indebted to the Company or its subsidiaries in an amount in excess of $5,000 at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Pursuant to a Guarantee Agreement dated March 1, 2001, the Company's President, Gordon Tremain, deposited $500,000 cash with the Company's bankers in support of a loan made to the Company to complete the purchase of assets from P.W. Internet Gateway Information Systems Corp. The Agreement states that if the bank demands funds from the deposit then the Company will pay to Mr. Tremain the amount demanded. Also, the Company will pay Mr. Tremain 10% interest per annum, less any interest received directly from the bank, until such time as the agreement is terminated.

561097 B.C. Ltd. ("561097"), a company wholly-owned by the Company's President, Gordon Tremain, was paid a total of $99,328.12 by the Company during the year for hardware and software supplied to the Company, including interest.

Stephen K. Winters Law Corporation, a company wholly owned by a Company Director, Stephen K. Winters, was paid a total of $87,891 for legal services supplied during the year.

Rajesh Raniga Inc., a company wholly owned by the Company's Chief Financial Officer, Raj Raniga, was paid a total of $58,181 for services supplied during the year.

Save and except for the foregoing, or as disclosed elsewhere in this information circular, since May 31, 2000, being the commencement of the last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has a material affect or which will materially affect the Company or any of its subsidiaries:

(a) any director or senior officer of the Company;
(b) any proposed nominee for election as a director of the Company;
(c) any member holding, directly or indirectly, more than 10% of the voting rights attached to all shares of the Company; and
(d) any associate or affiliate of the foregoing persons.

MANAGEMENT CONTRACTS

The Company is party to a management and consulting agreement with 561097 dated June 1, 2001, pursuant to which 561097 provides the services of Mr. Tremain as well as the Executive Vice-President and the services of four other personnel. The term of the agreement is two years expiring on May 31, 2003. Pursuant to this agreement the Company will pay $1,020,000 to 561097 for which $495,000 is being charged for the services of Gordon Tremain and $300,000 for the services of Denise Page.

561097 was paid management and consulting fees totaling $1,049,750 during the last fiscal year for the services of the same personnel. The amounts set out above in the table entitled "Summary Compensation Table" attributed to Gordon Tremain and Denise Page are included in this total.

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof.

APPOINTMENT OF AUDITOR

The Company appointed KPMG LLP as its auditor by director's resolution of April 9, 2001. Pursuant to National Policy 31 the Company delivered a notice to Delves Freer Anderson Raniga, its former auditor and to KPMG LLP, its successor auditor, and received confirmation letters from both. The notice and confirmation letters are attached to this Information Circular.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, BC V7Y 1K3 as auditor of the Company to hold office until the close of the next Annual General Meeting of the Company.

ACTS AND DEEDS SINCE THE LAST ANNUAL GENERAL MEETING

The shareholders will be asked to approve, by way of an ordinary resolution, the acts and deeds undertaken by the directors of the Company since the last Annual General Meeting of the Company. The persons named in the accompanying proxy form will vote for this resolution unless otherwise directed.

OTHER MATTERS

Management is not, at this time, aware of any matter to be presented at the meeting other than the items set forth in the Notice. If other matters are properly brought before the Meeting, it is the intention of the persons named in the proxy to vote the proxy on such matters in accordance with their judgement unless their authority is with held.

VOTING

Under the provisions of the Company Act, a simple majority of the voting shareholders present at the Meeting, in person or by proxy, provided a quorum is present, is required to pass an ordinary resolution; a three-quarters majority of the voting shareholders present at the Meeting, in person or by proxy, is required to pass a special resolution. The persons named in the accompanying proxy form will be voting in favor of all of the resolutions presented at the Meeting, ordinary and special, unless otherwise directed.

DATED at Aldergrove, British Columbia, this 29th day of October, 2001.

TECHNOVISION SYSTEMS INC.

"Gordon Tremain"

Gordon Tremain, President

TECHNOVISION SYSTEMS INC.

Unit 1 – 3180 – 262 Street

Aldergrove, BC V4W 2Z6

TO: Registered and Non-Registered Shareholders

National Policy 41 provides shareholders with the opportunity to elect annually to have their name added to the Company's supplemental mailing list in order to receive quarterly financial statements of the Company. If you wish to receive such statements, please complete and return this form to:

PACIFIC CORPORATE TRUST COMPANY

830 - 625 Howe Street

Vancouver, BC

V6C 3B8

____

PLEASE PRINT NAME OF SHAREHOLDER

____

MAILING ADDRESS

____

CITY/TOWN

____

PROVINCE / STATE POSTAL CODE

____

EMAIL ADDRESS

BY SIGNING BELOW, THE UNDERSIGNED HEREBY CERTIFIES TO BE A SHAREHOLDER OF THE COMPANY.

DATE: ________________________

____

SIGNATURE OF SHAREHOLDER

COPY of original letter.

TECHNOVISION SYSTEMS INC.
dba UNIServe Online

Unit 1 – 3180 – 262nd Street
Aldergrove, BC, Canada V4W 2Z6
Gordon Tremain **Telephone: (Direct Line) 604.856.8468 Fax: 604.856.7655**
President and CEO **E-mail: gtremain@uniserve.com**

June 21, 2001

KPMG LLP
777 Dunsmuir Street
Vancouver, BC V7Y 1K3

Attention: D.J. Matthew, C.A.

Delves Freer Anderson Raniga
Certified General Accountants
Suite 200 - 10193 - 152A Street
Surrey, BC V3R 4H6

Attention: Donald H. Delves

Dear Sirs:

RE: Notice of Change of Auditor
Resignation as auditor by Delves Freer Anderson Raniga ("Former Auditor")
Appointment of KPMG LLP ("Successor Auditor")

This is notice pursuant to the requirements of National Policy Statement 31(the "Policy") section 4.6 of a change of auditor:

1. Delves Freer declined to accept reappointment and resigned effective November 30, 2000;

2. There were no reportable events (disagreements, unresolved issues, or consultations as defined in section 3 of the Policy) that occurred with;

    a. The audits of the Issuer's two most recently competed fiscal years from the resignation being May 31, 1999 and May 31, 2000;
    b. Any period subsequent to May 31, 2000 up to and including the date of Resignation.

3. The resignation of the Former Auditor and the recommendation to appoint the Successor Auditor was approved by the Board of Directors of the Issuer on April 9, 2001;

Please provide us with your letters required by section 4.7 and 4.8 of the Policy with respect to the Former Auditor and section 4.9 with respect to the Successor Auditor.

Yours truly,

"Gordon Tremain"

Gordon Tremain
President.

COPY of original letter

DELVES FREER ANDERSON RANIGA

CERTIFIED GENERAL ACCOUNTANTS

Suite 200 – 10193 – 152A Street
Surrey, BC V3R 4H6
Telephone 604.588.8377

August 15, 2001

British Columbia Securities Commission
865 Hornby Street
Vancouver, BC V7Y 1L2

Dear Sirs:

RE: Technovision Systems Inc.

Based on our knowledge of the information at this time and pursuant to National Policy No. 31, we agree with the information contained in the attached Notice of Change of Auditor of Technovision Systems Inc. dated June 21, 2001.

Yours very truly,
DELVES FREER ANDERSON RANIGA

"Joan Anderson"

Joan Anderson, C.G.A.

JA/sb

COPY of original letter.

KPMG LLP
Chartered Accountants

Box 10425 777 Dunsmuir Street
Vancouver, BC V7Y 1K3
Telephone: 604.691.3000

June 22, 2001

British Columbia Securities Commission
Vancouver, BC

Dear Sirs:

RE: Technovision Systems Inc.

Based on our knowledge of the information at this time and pursuant to National Policy No. 31 we agree with the information contained in the attached Notice of Change of Auditor of Technovision Systems Inc. dated June 21, 2001.

Yours truly,

"KPMG LLP"

KPMG LLP
Vancouver, Canada.

FILE No. 82-5069

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TECHNOVISION SYSTEMS INC.

TO BE HELD AT UNIT #1 – 3180 – 262ND STREET, ALDERGROVE, BC

ON FRIDAY, NOVEMBER 30, 2001, AT 7:00 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Gordon Tremain, a Director of the Company, or failing this person, Stephen K. Winters, a Director of the Company, or in the place of the foregoing, ________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ________________

DATE SIGNED: ________________

and Information Circular)

CUSP 87873F CTL# 1
ISSUER COPY * ITMS 106 SHRS 1242212
TECHNOVISION SYSTEMS INC.
1, 3180 - 262 STREET
ALDERGROVE, BC V4W 2Z6

02 FEB -1 AM 8:43

C:\WINDOWS\Desktop\Copy of TVSP2001.doc

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of KPMG LLP, Chartered Accountants as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To elect as Director, Gordon Tremain		N/A	
4. To elect as Director, Larry Lees		N/A	
5. To elect as Director, Stephen Winters		N/A	
6. To elect as Director, Denise Page		N/A	
7. To elect as Director, Diane Urquhart		N/A	
8. To elect as Director, Cliff Sweeney		N/A	
9. An ordinary resolution to grant the directors and employees of the Company incentive stock options to purchase common shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, including any amendments thereto as agreed upon, at the discretion of the Board of Directors in accordance with the policies, terms, and conditions of the Canadian Venture Exchange, and subject to the approval of the Canadian Venture Exchange, and to approve the exercise of any options granted to insiders.			N/A
10. An ordinary resolution confirming the acts and deeds of the directors since the last Annual General Meeting.			N/A
11. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions that may properly come before the Meeting.		N/A	

Please notify the Company if your address is incorrect.

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited on behalf of the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon by marking an "X" in the space provided for that purpose, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

***To be represented at the Meeting,* voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and statutory holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

FILE No. 82-5069

Press Release

TECHNOVISION SYSTEMS INC.

dba UNIServe Online

TECHNOVISION TO AMALGAMATE WITH AXION COMMUNICATIONS

Aldergrove, BC, November 29, 2001 - Technovision Systems Inc. (CDNX:TVS) is pleased to announce that it has entered into an agreement with Axion Communications Inc. ("Axion") to amalgamate the two companies. Axion operates AI Axion Internet Communications Inc., an active Vancouver based ISP with approximately 15,000 subscribers and annual revenues approaching $3 million. The amalgamated company ("Amalco") will be owned approximately 70% by shareholders of Technovision and 30% by shareholders of Axion. On the effective date of the amalgamation, Technovision shareholders will receive 1 common share of Amalco for each common share of Technovision held by them and Axion shareholders will receive 1 common share of Amalco for each 1.65 Axion common shares held by them. The Board of Directors of Amalco will be comprised of the existing directors of TVS plus Praveen Varshney, President of Axion.

It is anticipated that Amalco will have approximately 70,000 subscribers and annual gross income approaching $15 million, making it a formidable force among independent ISPs. The agreement is subject to all appropriate regulatory and shareholder approvals.

Gordon Tremain, President of Technovision, and Praveen Varshney both agreed "The synergies created by combining the operations and management of Technovision and Axion were a powerful motivator to all parties involved to come to this agreement. We anticipate all stakeholders of both companies will benefit considerably."

About Axion Communications Inc.

Axion (CDNX: AXN) is a publicly traded company listed on the Canadian Venture Exchange with 11,278,081 commons shares currently issued and outstanding. It is a full service Internet provider offering both residential and corporate dial-up, high-speed ADSL services, dedicated connectivity, and a complete range of associated Internet products including web site storage services and consultation. Axion's commercial operations commenced in 1995 and have expanded to many areas of British Columbia. Axion has received the Vancouver "Consumer's Choice Award" in the category of Internet Service Provider for the last three years in a row. Visit www.axion.net for more information.

About Technovision Systems Inc.

Technovision (CDNX: TVS) is a publicly traded company listed on the Canadian Venture Exchange with 15,864,894 common shares currently issued and outstanding. Through its Registered Trademark, UNIServe Online, Technovision is now the largest independent full-service Internet communications company in British Columbia providing Internet connectivity through both dial-up and high-speed ADSL modems, consultation, and web services. Additionally, Technovision continues to move into the Alberta and Ontario markets in a manner that maintains the company's low cost structure and profitability. For more information visit www.tvs.net or call investor relations at 604.607.3286, or e-mail jwise@uniserve.com

ON BEHALF OF THE BOARD OF DIRECTORS

"Gordon Tremain"

Gordon Tremain, President & CEO